Exhibit 12.1

Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Years Ended December 31,
ACTUAL	2014	2013	2012	2011	2010

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income (loss) from continuing operations before income taxes (credits)	609,485	672,952	(128,572)	(236,707)	27,637
Adjustment — income from equity investees	(2,968)	(5,643)	(9,199)	(1,293)	1,795
Adjustment — distributed income of equity investees	411	708	500	523	83
Fixed charges:
Interest expense	28,365	23,197	34,674	51,130	31,948
	635,293	691,214	(102,597)	(186,347)	61,463

FIXED CHARGES:
Interest expensed and capitalized	28,365	23,197	34,674	51,130	31,948
	28,365	23,197	34,674	51,130	31,948

RATIO OF EARINGS TO FIXED CHARGES	22.40	29.80	N/M	N/M	1.92
DEFICIENCY	N/A	N/A	137,271	237,477	N/A